Nasdaq Regulation

Nasdaq

**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations

September 8, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 1, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Resolution Minerals Ltd (the "Registrant") a copy of the Registrant's application on Form 20-F/A for the registration of the following security:

Ordinary Shares

(in connection with the listing for trading of American Depositary Shares representing Ordinary Shares)

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi